Exhibit 99.2

Stellantis to Announce First Quarter 2023
Shipments and Revenues on May 3

AMSTERDAM, April 17, 2023 – Stellantis N.V. announced today that its First Quarter 2023 Shipments and Revenues will be released on Wednesday, May 3, 2023.
A live audio webcast and conference call of the Q1 2023 Shipments and Revenues will begin at 2:00 p.m. CEST / 8:00 a.m. EDT on Wednesday, May 3, 2023.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at www.stellantis.com at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on Wednesday, May 3, 2023.

Details for accessing this presentation are available under the Investors section of the Stellantis corporate website at www.stellantis.com. For those unable to participate in the live session, a recorded replay will be accessible on the Company’s corporate website (www.stellantis.com).
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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com www.stellantis.com